SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)

Table of Contents

	Page(s)
Facing Page and Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2–4



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
SMBC Nikko Securities Canada, Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SMBC Nikko Securities Canada, Ltd. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2019.

New York, New York
February 22, 2021

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	21,525,618
Fee receivable		69,612
Other assets		154,942
Total assets	$	21,750,172

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliates	$	220,782
Accounts payable, accrued expenses, and other liabilities		49,911
Total liabilities		270,693
Stockholder's equity:		
Common stock, no par value and additional paid in capital		
275,000 shares issued and outstanding		20,720,681
Accumulated deficit		(82,385)
Accumulated other comprehensive income		841,183
Total stockholder's equity		21,479,479
Total liabilities and stockholder's equity	$	21,750,172

See accompanying notes to statement of financial condition.

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2020

(1)   Organization

SMBC Nikko Securities Canada, Ltd. (the "Company") was incorporated in British Columbia, Canada on June 1, 2018 and is registered with the U.S. Securities and Exchange Commission as a broker-dealer. The Company is established to underwrite and privately place Canadian securities on an economics only basis. The Company's functional currency is Canadian Dollar ("CAD"). These statement of financial condition are presented in U.S. Dollar ("USD"). The Company does not and will not receive or maintain any customer funds or securities and thus is allowed to file an exemption report under SEC Release 34-70073, dated July 30, 2013.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Ontario Securities Commission and the Investment Industry Regulatory Organization of Canada ("IIROC"), the Canadian national self-regulatory organization, as an Investment Dealer, and is subjected to the rules and regulations of all.

The Company is a wholly-owned subsidiary of SMBC Nikko Securities America, Inc. ("Nikko America"). Nikko America is a registered broker-dealer incorporated in the United States and is a majority-owned subsidiary of SMBC Americas Holdings, Inc. ("SMBC AH") with 80% ownership and the other 20% is owned by SMBC Nikko Securities, Inc. ("SMBC-Nikko"). SMBC AH is a wholly-owned U.S. subsidiary of Sumitomo Mitsui Banking Corporation ("SMBC") which is ultimately wholly-owned by Sumitomo Mitsui Financial Group ("SMFG"), a Japanese corporation.

(2)   Significant Accounting Policies

(a)   *Basis of Presentation and Use of Estimates*

The Company's statement of financial condition have been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP"). The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the statement of financial condition.

(b)   *Recently Issued Accounting Standards*

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Assets, which is to replace the incurred loss impairment methodology in current US GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Specifically, the amendments in this ASU would eliminate the probable initial recognition threshold in current US GAAP and, instead, reflect an entity's current estimate of all expected credit loss and broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. ASU No. 2016-13, is amended by ASU Nos. 2018-19, 2019-04, 2019-05, 2019-10, 2019-11, 2020-02 and 2020-03. ASU No. 2016-13, together with its amendments, Topic 326 is effective for entities that are public business entities for annual periods beginning after December 15, 2019. Therefore, the Company adopted this guidance on January 1, 2020. The adoption of this new guidance did not have an impact on the statement of financial condition.

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2020

In December 2018, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The amendments in ASU No. 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance for franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, separate statement of financial condition of legal entities that are not subject to tax and enacted changes in tax laws in interim periods. For entities other than private companies, the amendments in ASU No. 2019-12 are effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. Therefore, the Company adopted this guidance on January 1, 2021. The adoption of this new guidance did not have an impact on the statement of financial condition.

(c) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $21,525,618 as of December 31, 2020. The Company does not have any restricted cash as of December 31, 2020.

(d) *Foreign Currency*

Assets and liabilities denominated in non-CAD currencies are remeasured into CAD equivalents using year-end spot foreign currency rates. For statement of financial condition preparation, the Company's balances are translated into USD in accordance with ASC 830, *Foreign Currency Matters*.

(e) *Income Taxes*

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740 which prescribes a recognition threshold and a measurement attribute for the statement of financial condition recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. The Company has not recognized any deferred tax assets for the year ended December 31, 2020.

Under Canadian income tax calculation, the Company has a gross deferred tax asset of $67,363 with a 100% valuation allowance. The deferred tax asset arises from US taxes paid, which are considered foreign tax credit to be used against future Canadian income tax liability.

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2020

In assessing if deferred tax assets can be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

(3)   Related-Party Transactions

In the normal course of business the Company engages in transactions with its parent, Nikko America, which provides operational services to the Company and charges a fee pursuant to a Service Level Agreement. In addition, Nikko America pays certain expenses on behalf of the Company, which the Company reimburses accordingly. In 2020, the Company received $9,444,405 as capital from Nikko America. The following amounts are related party transactions with Nikko America, which are included in the accompanying statement of financial condition as of December 31, 2020:

Statement of Financial Condition:
Liabilities:
Payable to affiliates $ 220,782

(4)   Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. The Company is required to maintain minimum net capital at the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2020, the Company's net capital was $19,961,912 which exceeded the required minimum by $19,861,912.

(5)   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 22, 2021.